UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: March 30, 2016

Commission File Number: 001-33414

Denison Mines Corp.

(Translation of registrant’s name into English)

1100-40 University Avenue, Toronto Ontario, M5J 1T1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐          Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Amanda Willett
Date: March 30, 2016	Amanda Willett
Corporate Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice and Access Notification to Shareholders
99.2	Notice of Meeting
99.3	Management Information Circular
99.4	Form of Proxy